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                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Amend. #1

                                   FORM 10-SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                SpectraFAX Corp.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


            Florida                                             59-2412164
------------------------------                              -------------------
(State or other jurisdiction of                                (IRS Employer
 incorporation or organization)                             Identification No.)



         3050 N. Horseshoe Dr., Suite 100, Naples                 34104
       ------------------------------------------               ----------
         (Address of principal executive offices)               (Zip Code)


Issuer's telephone number (941) 643-8700

Securities to be registered pursuant to Section 12(b) of the Act.

   Title of each class                Name of each exchange on which registered

          None
   --------------------               -----------------------------------------


Securities to be registered pursuant to Section 12(g) of the Act

                         Common Stock, $.0010 par value
             -------------------------------------------------------
                                (Title of Class)


             -------------------------------------------------------
                                (Title of Class)


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            CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

         The discussion contained in this Form 10-SB under the Securities Exchange Act of 1934, as amended, contains forward-looking statements that involve risks and uncertainties (this "Form 10"). The issuer's actual results could differ significantly from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Item 1. Description of Business" and "Item 7. Management's Discussion and Analysis or Plan of Operation" as well as those discussed elsewhere in this Form 10. Statements contained in this Form 10 that are not historical facts are forward-looking statements that are subject to the "safe harbor" created by the Private Securities Litigation Reform Act of 1995. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company has filed Exhibit 12 which outlines cautionary statements and identifies important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements made by, or on behalf of, the Company. Any forward-looking statement made within this Form 10 should be considered in conjunction with the aforementioned Exhibit 12.



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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

HISTORY

         SpectraFAX was organized under the laws of the State of Florida on September 20, 1983. From inception to 1989 the Company was engaged in the research and development of fax systems. In 1989, the Company commenced the sale of fax systems to major corporations. However, in 1995, there was an industry change in the operating systems of computers from DOS (disk operating system) to NT (new technology). As a result, the Company had to re-engineer its products (1995-1997) to conform to the NT computer. In 1997 the Company commenced selling its new products. In 1998, the Company again had to re-engineer its products to become Y2K compliant. This was accomplished and in 1999, the Company began offering its Y2K compliant system. As a result of the aforementioned, revenues to date have not been significant.

OVERVIEW

         SpectraFAX provides high quality fax processing systems to large corporations and Government agencies. Customers, including IBM, Hewlett-Packard, Duracell, Bristol-Meyers, the U.S. Treasury Department, and the Executive Office of the President use SpectraFAX's patented Fax Liaisona system to deliver internal information to fax machine users worldwide. The Company's Fax Services consist primarily of its Fax Information Dissemination Services (including Fax Broadcast and Fax-on-Demand Services), Fax Transaction Processing Services, and Fax Messaging Services. Using one of the Company's several applications, information can be delivered to others by Fax Broadcast and can be retrieved by the caller using Fax-on-Demand Services. Through the Fax Messaging Service, important fax messages can be placed in a Fax Mailbox, where they are kept confidential, until retrieved by the intended recipient from any fax-equipped location.

         Through the Company's Fax Information Dissemination Services, information can be broadly disseminated by fax through the Fax-on-Demand or Fax Broadcast applications. The Fax-on-Demand system allows users to call and use touch tone keys to control the system. In response to voice prompts, callers select the information they wish to receive. The system then delivers the requested information by fax. The key benefit is that the user can request information and receive an immediate printed response. This technology delivers on the promise of computer-based information systems without requiring the user to have, or learn how to use, a computer. Fax Broadcast, on the other hand, is the automatic transmission of fax information to one or more recipients. The broadcast may be as a result of a request by the recipient to be included on a distribution list (for a newsletter, product announcement, etc.) or notification to be sent to a defined set of individuals (sales managers, branch managers, customers, and so forth). The Fax Broadcast service also allows centralized control of outbound fax lines from a single control console. In addition to the inherent speed of fax messages there are substantial savings in using fax broadcast services over either enhanced delivery services (Fed Ex.) or the U.S. Postal Service.

         SpectraFAX has the ability to link fax processes to internal computing environments in large organizations. This allows a fax-equipped caller to retrieve "live data" such as current inventory levels, customer order status, delivery notifications, and so forth by fax.


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         Through the Company's Fax Transaction Processing Services, fax machines are used to conduct and optionally confirm a transaction. A user placing an order enters requirements by filling out an order form and sending it, by fax, to the system. The system "reads" the fax, extracts the data and delivers the resulting information to an order fulfillment system. After the fulfillment system has computed pricing, delivery, and so forth, a confirmation of the transaction is delivered by fax moments later. When the ordered item is shipped, an invoice can be sent by fax. If the buyer fails to pay, a dunning notice can also be faxed.

         This application is aimed at reducing the costs and time delays inherent in current sales processes. The benefits reach far beyond the hard dollar data entry savings to the key areas of improved customer service, reduced selling cycle time, less chance for human error, and faster payment. Exploiting this application is the major growth opportunity for SpectraFAX.

         Through the Company's Fax Messaging Services, a process very similar to voice messaging is used but, with this application, the messages stored and retrieved are written rather than verbal. Faxes sent to a user are digitized and stored in a confidential "Fax Mailbox". The intended recipient can call and retrieve the stored fax messages from any convenient fax-equipped location. The user benefits include time savings, ability to work "on the road," confidentiality, and message accuracy.

         An additional application under Fax Messaging is interaction between fax messaging and Local Area Networks. Substantial interest has arisen for providing LAN users with the ability to send and receive fax messages through fax servers connected to the network. SpectraFAX meets this demand through their LANFAX product offering.

         The common denominator of the above applications is the requirement that users planning to engage in the activity have easy access to a fax machine. In a study by Davidson Consulting, it is predicted that the market for Fax Processing Equipment will grow to more than $5 Billion by 2000. As this explosion in the fax installed base indicates, it may be harder to avoid than to find fax capable devices in the years to come. SpectraFAX is positioned for rapid growth as the market expands.

         SpectraFAX believes that the fax services market in general will be larger than the equipment market (just as the market for telephone service is larger than the market for telephone related equipment), and plans to aggressively pursue that portion of the field in order to secure greater sales and revenues.

         Although SpectraFAX offers its Fax Services in over 20 countries approximately 90% of the Company's revenues currently come from domestic sales.


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BUSINESS STRATEGY

         The Company's strategy is to aggressively expand its fax services as follows:

         Expand Fax Services

         The Company plans to expand its Fax Services market by developing new applications for its service and expanding its service area. Among its recent innovations, the Company introduced its Fax Transaction Processing Service, which combines fax processing capabilities with text recognition technology. The result is a product capable of receiving and "reading" fax documents and forwarding the data to an order fulfillment system for further handling. In order to establish a platform for expanding sales of its Fax Transaction Processing Services, the Company intends to have installed its document distribution system in several additional locations by 2002.

         Launch Fax Services

         The Company intends to capitalize on the multi-billion dollar market for Fax Services by aggressively marketing its Fax Information Dissemination Services (including Fax Broadcast and Fax-on-Demand), Fax Transaction Processing Services, and Fax Messaging Services through its direct sales force and sales agents, and by installing the infrastructure required for the delivery of such services on a worldwide basis. By utilizing the SpectraFAX Network to minimize the cost of delivering fax documents, the Company is able to offer its Fax Services at prices which are less than the cost which would be incurred by a customer to deliver the fax using its regular telephone service. The Company currently offers its Fax Service over the internet.

         Expand SpectraFAX Network

         In order to continue to lower its fax delivery costs, the Company seeks to expand the SpectraFAX Network by adding new Nodes and leased telecommunications lines. The Company has expanded its Network by faxing over the internet. The internet message comes to the SpectraFAX Service Bureau and is delivered to a fax machine. This has allowed the Company to expand its Fax Services on a worldwide basis.

FAX PRODUCTS AND SERVICES

         The Company currently provides a wide range of Fax Services, focused primarily on reliable electronic document distribution at affordable rates.

         Fax Information Dissemination Services

         The Company continues to focus on the development of its Fax Information Dissemination Services. The Company's Fax Broadcast Service enables a customer to rapidly distribute the same document to multiple recipients by sending a single transmission through the Company's system to a list of fax addresses. For example, use of the Fax Broadcast service allows a newsletter publisher to send its newsletter to all of its subscribers in a matter of minutes by means of a single transmission of such newsletter to the Company. This process may save significant amounts relative to the costs of printing and mailing or managing the fax process and documenting the delivery of


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the fax communication to addressees. Customers of the Fax Broadcast service include financial services organizations, which use the service to disseminate research reports; cruise lines, which use the service to send notices to travel agents regarding fares and availability; political groups, which use the service to transmit campaign information; trade associations, which use the service to disseminate information to their members; and public relations firms and investor relations groups, which use the service to disseminate press releases and earnings reports. While the Company's typical fax broadcast is transmitted to approximately 50 to 1000 recipients, customers have sent a single fax broadcast to as many as approximately 50,000 to 100,000 recipients. The Company believes that its fax broadcast service is the largest component of the enhanced fax services market.

         Fax-on-Demand, the Company's other primary Fax Information Dissemination Service, enables a customer to receive information from the Company's system when using a fax-equipped computer or fax machine. In contrast to the Fax Broadcast Service, in which the same document is typically transmitted to numerous recipients using a previously stored list of fax addresses, the Fax-on-Demand Service typically involves the transmission of a single document to a single recipient. The Company's Fax-on-Demand Service tends to involve the processing of a large volume of individual communications, each of which is in the same format but contains different information. For example, using Fax-on-Demand, a customer could place a request for information regarding a product into the manufacturer's mainframe computer, which would then forward the requested information to the customer, by fax, during the same phone call. The three main advantages to using this technology are that the customers receive an immediate written response to their request, they receive improved customer service, and there is no cost to the Company because the customer pays for the call. Customers of the Fax-on-Demand Service range from hotel-motel chains, airlines, and cruise lines, which use the service to request room availability, to request flight schedules and ticket availability, and various other related information and then forward this information to their customers, who rely on this information in planning their trips, conferences, and other business or pleasure activities.

         Fax Transaction Processing Services

         The Company's Fax Transaction Processing Services combines fax processing capabilities with text recognition technology, resulting in a product that is able to "read" and receive incoming fax documents. After the incoming fax documents have been "read" by the system, they are forwarded to a computer-based system for immediate and automatic fulfillment of the order. Through the use of this type of system, a temporary employee's time card can be faxed in, automatically "read," and a check issued without manual keying of the data. This application is particularly useful in the areas of order entry (as illustrated above), political polling, and survey tabulation to name a few. Furthermore, the removal of the manual data entry process, combined with the "paperless" fax process, avoids the labor costs, delivery expense, the element of human error, and the delays resulting from manual processing. The use of this type of system also leads to a reduced selling cycle time, and faster payment.

         Customer Access

         A key feature of the Company's Fax Services is the variety of methods available to customers to access its services and retrieve customer service information. The SpectraFAX Network can be accessed via fax input or input from a sender's personal computer, mainframe, minicomputer or local


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area network ("LAN"). In addition, the Company recently implemented its XWEB service to allow customers with internet access to subscribe to and use the Company's fax and messaging services. The XWEB capability enables a customer to use existing Web browser software to send fax, telex or electronic messages, and to retrieve customer service related information, such as whether or not all of such customer's faxes have been delivered. The Company believes the combination of its multiple access options; proprietary software and sophisticated customer support for all forms of computer access to the SpectraFAX Network will enhance its ability to differentiate itself from its competitors in its markets.

         Fax Liaison

         The Fax Liaison system is a turnkey hardware/software multi-purpose fax server that smoothly integrates fax and voice communications functions into corporate information processing. Fax Liaison comes with a dedicated PC and voice and fax cards. It runs Microsoft Windows NT 4.0, Microsoft Office Professional, and programs written by SpectraFAX. Fax Liaison by SpectraFAX is the "fax gateway" for Microsoft Exchange. The Microsoft Exchange Integration system application allows Exchange clients to send and receive fax mail from the same mailbox used to manage their e-mail. Microsoft Exchange clients are centrally managed by the Exchange Administrator. The Company introduced the Fax Liaison product in October of 1996.

MARKETS

         Fax Services

         The Company presently sells its Fax Information Dissemination Services (including Fax Broadcast and Fax-on-Demand Services), Fax Transaction Processing Services, and Fax Messaging Services to a wide range of businesses, Government agencies, trade and professional associations, political organizations and other enterprises.

         Since its inception, the Company has sought to meet the demands of its customers by developing Fax Services in response to specific needs. The Company believes that the market for Fax Services is customer and applications-driven. Expansion in the Fax Services market is expected to be derived from the continued development by the Company of various new applications for such services within particular industries ("vertical markets") and the development of individual applications which may be used in several different industries ("horizontal markets").

         Fax Information Dissemination Services

         The target market for the Company's Fax Information Dissemination Services is the global fax transmission market. The worldwide (including U.S.) fax telephone bills for the year 2002 will be over $90 billion. It was over $80 billion in 1998 (David Consulting, 1999). The Company believes that this market will continue to grow, fueled by growth in international trade and continued growth in the utilization of fax machines and computer fax devices.

         In the year 2000, fax traffic will be 170 billion minutes in North America and 332 billion minutes in the rest of the world for a total of 502 billion minutes (David Consulting, 1999).


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         The Fax Information Dissemination Services market has historically been dominated by Post Telephone and Telegraph organizations (PTTS), which furnish telecommunications services in this market at regulated rates which may be significantly greater than the underlying cost of the transmission. The Company believes that, using the SpectraFAX Network, it can offer high quality service to customers in these markets at rates lower than those which are available from such other carriers.

THE SPECTRAFAX NETWORK

         The SpectraFAX Network consists of the Company's document distribution system and the leased telecommunications lines, which connect all of these systems. A Node is an element of the SpectraFAX Network located at a geographically distinct point of presence, which allows access to the Company's equipment and services.

         The Company's facilities have significant capacity for future growth and have been designed for rapid expansion. The Company also believes that it will have excess capacity during off peak hours. As the volume of its international fax transmission has grown, the Company has observed that the concentration of peak hour traffic is reduced.

         The Company has standardized its equipment specifications and limited the number of its suppliers to achieve cost efficiencies. However, the Company constantly upgrades its' proprietary software. Substantially all of the Company's computing hardware is readily available from large, well-known suppliers such as Dialogic, Corp. and Brooktrout Technology. The Company continually evaluates new developments in electronic document distribution technology in connection with the design and enhancement of its system and development of services to be offered to customers. As the Company installs its system in various locations worldwide, the Company through its' software development is able to customize systems for customers needs as they are implemented worldwide.

         The Company has developed safeguards to minimize the impact of power outages and other operational problems. The Company has installed uninteruptible power supplies (UPS) at its headquarters in Naples, Florida to provide an uninterrupted power supply in the event of a disruption in service provided by the local utility. In addition, the Company uses a variety of carriers to transmit its telecommunications traffic, and employs a variety of telecommunications routing technologies, including "back-up" services. These "back-up" services allow immediate re-routing of traffic in the event of a line interruption. Based out of the Company's Naples, Florida Service Bureau, these additional "back-up" services provide SpectraFAX's customers an additional measure of security that their customers will not miss calls or are unable to access their system for customer service information. The Company also maintains business interruption insurance providing coverage of up to $75,000. The Company has not suffered any material interruption in its business.

SALES AND MARKETING

         Selling the Company's Fax Services requires a thorough understanding of the application of the Company's services to a particular customer's business, a focus on the identified market opportunities, and the ability to overcome potential customers' objections to using a third party service provider to fulfill its electronic document distribution service needs. The Company's sales


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personnel are taught to understand and use the terminology of participants in the targeted industry and to direct their selling efforts to the executive who benefits from the electronic document distribution service. The sales process for Fax Information Dissemination Services in overseas markets is similar to that used in North America.

         The Company intends to use its existing sales and distribution organization to market its Fax Services, and plans to expand its direct sales group in order to increase such sales. Sales and marketing of Fax Services is expected to focus on industries with substantial international trade activity such as shipping, import/export, freight forwarders, manufacturing and financial services. As with all of its Fax Services, the Company believes that a direct field sales organization is the most effective distribution channel in addressing the Fax Services market.

         The Company's marketing materials typically include direct response advertising and public relations focused on the trade periodicals relevant to the vertical markets and horizontal markets targeted by the Company and trade show participation.

         Direct Sales

         The Company employs a sales force of six persons. Direct sales by the Company's sales personnel accounted for approximately 90% of the Company's net revenues in both 1998 and 1999. The Company expects that a majority of its sales growth will continue to be generated by its direct sales force.

         Sales Agents

         The Company's direct sales force is assisted by leads primarily from approximately 800 sales agents of other companies, principally Siemens and Xerox/Omnifax, with whom the Company has developed a sales relationship over the past several years. The Company's systems are offered as a complementary product by such companies as needed. The Company provides customer service and billing to the customers of such sales agents. Sales agents typically receive only a sales commission equal to a percentage of sales. Sales agents accounted for approximately 10% of the Company's net revenues in 1998 and 1999.

COMPETITION

         The Company competes based on a number of factors, such as customer service and support, service features and price. Of these factors, the Company believes that service and support are the most important, while price is another critical competitive component in developed countries with high quality long distance networks. In a service industry in which a broad range of optional features are offered, the Company's competitive strategy emphasizes a sales and support network that is well-versed in the capabilities of the services offered to customers. The Company believes that, while it continues to expand its development activity in order to add a broad range of features to its services, it is the focus of its sales and support organizations on customers' needs that enables the Company to compete effectively.

         The competition, companies such as Right Fax and Omtool, sell fax boards and software with a long list of hardware and additional software to be purchased to build your own fax server.


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If there are problems with the finished system the customer must figure out the solution. SpectraFAX sells a fully tested turnkey solution, delivers it to the customer's site, and trains their customers technical people. If there is a problem in the future, SpectraFAX solves the problem for the customer. SpectraFAX also gives its customers free software upgrades whenever they are released.

         Another alternative to using the Company's services is for a potential customer to fulfill its own needs for fax communications services. The "home grown" solution may simply be an individual at a fax machine or may involve the customer acquiring its own computerized fax communications system (sometimes known as "customer premise equipment" or "CPE"). The Company believes that the CPE solution is suitable in some applications, but is generally not feasible for the Company's customers, who require the capacity to effect a significant volume of electronic document deliveries in a short period of time. The Company believes that the CPE solution for a fax broadcast application would require the customer to obtain and maintain a large number of telephone transmission lines which would remain idle for significant periods of time. Further, for international fax traffic, the customer would be required to set up a worldwide nodal network; the Company believes that this is only practical for large multinational firms and even these firms would be unlikely to develop a network which would reach as many countries as the SpectraFAX Network. As a fax communications services provider with many customers, the Company is able to spread the costs of operating the SpectraFAX Network over a large number of users. In addition to being concerned with the irregular nature of demand, a customer selecting a CPE solution must consider the total cost of system acquisition, ongoing technical support, reliability, technological obsolescence and accountability. Based on the foregoing, the Company believes that a substantial percentage of customers in the market for fax communications services will elect a service provider rather than CPE.

         Unlike its competitors, SpectraFAX offers both fax service and Customer Premise Equipment. If the customer is sending his information through the Service Bureau, and decides he wants to deliver the information from his company directly, SpectraFAX can sell him the appropriate computer-based fax equipment and transfer all of his information and telephone numbers to him.

         Similarly, electronic transmission of information via the internet provides an alternative to the Company's fax services. However, internet transmission does not offer prompt confirmation of receipt of information via written fax confirmation and has the additional risks of limited security and confidentiality of information transmitted over a worldwide network easily accessed by third parties. Finally, while a fax transmission alerts the recipient that information has been delivered, information transmitted via e-mail often relies on the recipient inquiring whether information has been delivered. Transmission by the internet cannot be an alternative if a sender or recipient of information does not have access to the internet.

ADDITIONAL INFORMATION

         Employees

         The Company considers its relationship with its employees to be satisfactory. The Company employed 21 persons as of December 31, 1999 substantially all of who were full time employees,


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and none of whom was covered by a collective bargaining agreement. Of these employees, 6 were engaged in sales and marketing; 8 in operations and customer support; 4 in research and development; and 3 in general and administrative activities. Fourteen (14) of the Company's employees are located in the Company's Naples, Florida headquarters while the Miami, FL and Haverhill, MA offices employ the remaining personnel.

         Patents and Proprietary Information

         The Company regards certain of its computer software and products as proprietary and seeks to protect such software with United States Patents, common law copyrights, trademarks, trade secret laws and internal non-disclosure agreements and safeguards.

         The Company currently holds United States Patent No. 5,136,634 protecting the network/server architecture used in the Special Request product line. This patent, entitled "Voice Prompted Facsimile Data Retrieval Network", applies to Bus, Ring or Star network topologies used for voice prompted document selection with facsimile delivery. This patent provides the Company broad protection in the creation of large-scale network based fax processing equipment.

         The Company also holds the following proprietary trade and service marks:

                               U.S. Registration
   Trademark                         Number             International Approvals
   ---------                   -----------------        -----------------------

SpectraFAX                         1,645,816                 France
                                                             United Kingdom
                                                             Indonesia
                                                             Australia
                                                             Japan
                                                             Singapore (pending)
                                                             Germany (pending)
Special Request                    1,558,864                 Australia
                                                             France
                                                             Indonesia
                                                             Japan (pending)
                                                             United Kingdom
                                                             Singapore
                                                             Germany
Liaison                            1,631,355
Personal Link                      1,585,389
FaxCard                            1,553,522
2G0!                               1,585,384

         Insurance

         The Company has insurance covering risks incurred in the ordinary course of business, including general liability, special and business property coverage (including coverage of electronic


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data processing equipment and media), and business interruption insurance. The
Company believes its insurance coverage is adequate.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

TEN MONTHS ENDED OCTOBER 31, 1999 COMPARED TO TEN MONTHS ENDED OCTOBER 31, 1998

REVENUES

         Net Revenues in the ten months ended October 31, 1999 were $2,181,101, compared to net revenues of $2,484,422 for the ten months ended October 31, 1998, a decrease of $303,321 or 13.9%. The decrease was due primarily to warranty revenue. SpectraFAX could no longer warrant the "old" Special Request ("SR") system, because only the new Fax Liaison is Y2K compliant. As the Company replaces more SR systems with the new Fax Liaison systems, the warranty revenue should continue to grow.

COST AND EXPENSES

         Cost of revenues decreased by $89,183 or 16.6% to $536,838 for the ten months ended October 31, 1999, from $626,021 in the ten months ended October 30, 1998, and the gross margin for the ten months ended October 31, 1999 increased to 75.3% of net sales compared to 74.8% in the ten months ended October 31, 1998. The favorable gross margin primarily reflects a price increase in Fax Liaison product line.

         Selling, general and administration expenses, including depreciation, decreased from $1,830,069 in the ten months ended October 31, 1998 to $1,804,501 in the ten months ended October 31, 1999, or 1.4%. Savings in salaries in Marketing and Sales were essentially offset by the increase in expense in Research and Development for the ten months ended October 31, 1999.

OTHER INCOME EXPENSE

         Other income/expense increased by $7,946 reflecting higher interest cost.

NET INCOME

         The Company's loss $260,345 for the ten months ended October 31, 1999 compared to a loss of $63,829 for the ten months ended October 31, 1998.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

REVENUES

         Net Revenues in fiscal 1998 were $2,568,738, compared to net revenues of $2,017,306 for the year ended December 31, 1997, an increase of $570,528 or 28.2% higher than the revenues for the year ended December 31, 1997.


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COSTS AND EXPENSES

         Cost of revenues increased by $266,665, or 36.5%, to $731,573 for the year ended December 31, 1998 from $464,908 in the year ended December 31, 1997 and resulting gross margin in 1998 decreased to 71.5% of net sales compared to 77.0% in 1997. The increase in cost of revenues resulting in a decrease in gross margin in 1998 was due primarily to the writing off obsolete inventory.

         Selling, general and administration expenses, including depreciation, decreased from $2,270,266 in fiscal 1997 to $2,157,808 in fiscal 1998, by $112,458, or 5.2%. The largest areas of decrease were in salaries in Manufacturing, Research and Development and Marketing and Sales. This was offset by an increase in legal and other expenses incurred in connection with the Company's initial public offering.

OTHER INCOME/EXPENSE

         Other income/expense decreased by $8,365 reflecting lower interest cost.

NET INCOME

         The Company's net loss decreased by $405,590 in fiscal 1998 to $425,410 from $831,000 in 1997.

LIQUIDITY AND CAPITAL RESOURCES

         Cash and cash equivalents decreased to $12,345 at October 31, 1999, as a result of an increase in net cash used by operations that was partially offset by cash from financing activities. The Company experienced negative cash flows from operations during fiscal 1998 which were offset by debt financing, issuance of common stock and existing cash balances. For the ten months ending October 31, 1999 cash from net borrowing of $66,778 and stock issuance of $442,530 was used to finance an increase in accounts receivable of almost $300,000 and a loss of $260,345. As the Company expands its distribution activities it may continue to experience net negative cash flows from operations and may be required to obtain additional financing to fund operations through an equity offering of common stock and bank borrowings, to the extent available.

ITEM 3.  PROPERTIES

         The Company leases 9,373 square feet of office space located at 3050 North Horseshoe Drive Suite Number 100, Naples, Florida 34104 for its executive offices. The lease if for a period of three years commencing June 1, 1997 and ending May 30, 2000. The Company has an option to renew the lease for two additional thirty-six (36) month terms for an additional increase in the monthly base rent of 3% on each commencement date. The base rent is $8,386 per month plus additional rent equal to the pro rata monthly operating expenses of the property of approximately $3,616 for a total of $12,002 per month.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following table sets forth information relating to the beneficial ownership of Company common stock by those persons known to the Company to beneficially own more than 5% of the Company's common stock, by each of the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group. The address of each person is care of the Company.


                                                           Number       Percent
Name of Beneficial Owner                                 of Shares       Owned
------------------------                                 ---------       -----

Timeswitch Investments(1)                                3,500,000       18.7%
Lions Gate Management, Ltd.                              2,986,000       16.0
A. J. Pelligrino                                         1,800,000        9.6
Thomas J. Conwell                                          886,083        4.7
Eric Ekelund                                                36,200          *
Vicki Koopman                                               37,700          *
Prakash V. Patel                                            10,000          *
Nalin Rathod(2)                                          3,520,000       18.7
All Directors & Officers as a Group                      4,496,483       24.0


----------
* Less than one percent

(1) An Isle of Man company owned by P.T. Bakrie & Brothers. The company is a holding company, which owns several Indonesian companies engaged in various enterprises.

(2) Mr. Rathod is Timeswitch Investments' representative on the Board of Directors.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

         The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. The directors and executive officers of the Company is as follows:


      Name                      Age                        Title
      ----                      ---                        -----

Thomas J. Conwell               62       Chief Executive Officer, Chairman of
                                           the Board and Director
Eric Ekelund                    56       Treasurer and Chief Financial Officer
Vicki Koopman                   44       Secretary
Prakash V. Patel                49       Director
Nalin Rathod                    43       Director


Set forth below is the business experience and other biographical information regarding the directors and officers.

         Thomas J. Conwell has been President, CEO, and a Director of the Company since 1986. His responsibilities have included general administrative management, marketing and sales, and research and development. Mr. Conwell is a graduate of Northern Illinois University with a Bachelor of Science degree in Chemistry, Mathematics and Education.

         Eric Ekelund joined the Company in March of 1995 as Controller and was appointed Treasurer in April 1996. Prior to joining the Company he served as Controller/Treasurer of Pilot Technologies Corporation since 1991. Mr. Ekelund holds a Bachelor of Science degree in Accounting from Sacred Heart University and an MBA in Computer Science from the University of New Haven.

         Vicki L. Koopman joined the Company in August of 1995 as Executive Assistant to the President and was appointed Corporate Secretary in April 1996. Prior to joining the Company she served as Manager of Sales Administrations at Allen Systems, working with North American and International offices.

         Prakash V. Patel has been the Director of the Nuclear Medicine Diagnostic Clinic of Houston, Texas in excess of five years. His responsibilities include administration and radiation safety.

         Nalin Rathod is employed by Timeswitch Investments and represents such company on the Board of Directors. Such company is the owner of various industries in Indonesia, including telecommunications, gold and silver mines, oil and rubber plantations.

ITEM 6.  EXECUTIVE COMPENSATION

         The following tables set forth certain information relating to the compensation earned by the Chief Executive Officer of the Company, the only officer who received over $100,000 for the year ended December 31, 1999.


                           SUMMARY COMPENSATION TABLE

                                                                 Long-Term
                                           Annual           Compensation Awards
                                    Compensation Salary       Restricted Stock
                                    -------------------     -------------------

Thomas J. Conwell                         $129,000               58,300shs(a)
    Chief Executive Officer


---------

(a) The market price for the shares on the date of issuance (8/25/99) was $.625.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On April 17, 1995, Thomas J. Conwell, CEO of the Company loaned the Company $44,010 with interest payable at the rate of 12% per annum. In 1995, $10,000 was paid on note and in 1998, $5,000 was paid on note leaving a balance of $29,010. In 1998, Thomas J. Conwell loaned the Company $55,000 with interest payable at the rate of 14% per annum. In 1999, $38,000 was paid on note leaving a balance of $17,000. In 1999, Thomas J. Conwell loaned the Company $45,000 with interest payable at the rate of 12% per annum. All of the above notes are demand notes. As of December 31, 1999 there were loans outstanding from Mr. Conwell totaling $91,010 bearing an average interest rate of approximately 12% per annum.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company's Articles of Incorporation authorizes the issuance of up to 20,000,000 shares of Common Stock, $.001 par value. The holders of the shares of Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled or permitted to vote. Such holders may not cumulate votes in the election of directors. The holders of Common Stock are entitled to receive such dividends as may lawfully be declared by the Board of Directors out of funds legally available therefor and to share pro rata in any other distribution to the holders of Common Stock. The holders of Common Stock are entitled to share ratably in the assets of the Company remaining after the payment of liabilities in the event of any liquidation, dissolution, or winding up of the affairs of the Company. There are no preemptive rights, conversion rights, redemption or sinking fund provisions or fixed dividend rights with respect to Common Stock.

PREFERRED STOCK

         The Company's Articles of Incorporation authorizes the issuance of up to 200,000 shares of Series A Cumulative Non-Participation 12% par value Preferred Stock, $25.00 per share ("Preferred Stock").

TRANSFER AGENT

         The transfer agent and registrar for the Company's Common Stock is the Pacific Stock Transfer Company, Las Vegas, Nevada.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) The Company's Common Stock is quoted on the OTC Electronic Bulletin Board and traded under the symbol "SRFX." The high and low market price by quarters since 1998 have been as follows:


                                                               High        Low
                                                               ----        ---
         1998:
                First Quarter..............................   $1.125     $0.750
                Second Quarter.............................    1.031      0.500
                Third Quarter..............................    0.750      0.250
                Fourth Quarter.............................    0.563      0.313

         1999:
                First Quarter..............................    0.510      0.218
                Second Quarter.............................    2.750      0.531
                Third Quarter..............................    0.781      0.438
                Fourth Quarter............................     0.500      0.280

         2000:
                First Quarter (through February 15).........   1.375      0.300


(b)      Approximate Number of Equity Security Holders.

         As of December 31, 1999 the approximate number of record holders of common Stock of the Company was approximately 378.

(c)      Dividend History and Policy.

         The Company has paid no dividends to date and does not anticipate paying any for the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         The Company is involved from time to time in routine legal matters incidental to its business. Management believes that the resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         (a) The Company consummated a Regulation D 504 offering in March 1999, selling 477,507 shares at a price of $.73.

         (b) (i)    In 1997, the Company issued 24,125 shares of common stock
for cash at $3.00 per share to 5 purchasers; 1,000 shares of common stock for cash at $2.00 per share to 1 purchaser; 189,421 shares of common stock upon conversion of notes at $2.00 per share to 20 purchasers; 1,000 shares of common stock for services at $2.00 per share to 1 purchaser; 5,000 shares of common stock for services at $3.00 per share to 1 purchaser; 10,000 shares of common stock for services at $1.00 per share to 1 purchaser; 79,206 shares of common stock were given at no charge to existing IPO shareholders to make the price of their IPO shares equal to $3.00 per share for the 40 shareholders (the Company received no money).

             (ii) In 1998, the Company issued 5,000 shares of common stock for cash at $1.00 per share to 1 purchaser; 27,000 shares of common stock for cash at $.37 per share to 1 purchaser; 30,000 shares of common stock for cash at $.43 per share to 2 purchasers; 14,313 shares of common stock for services at $.59 per share to 1 purchaser; 34,125 shares of common stock for conversion of debt to equity at $2.00 per share to 3 purchasers; 25,000 shares of common stock for conversion of debt to equity at $1.00 per share to 1 purchaser; 48,852 shares of common stock for consulting services at $.75 per share to 3 purchasers.

             (iii) In 1999, the Company issued 15,625 shares of common stock for cash at $.32 per share to 1 purchaser; 150,000 shares of common stock for cash at $.30 per share to 1 purchaser; 100,000 shares of common stock for cash at $.45 per share to 1 purchaser; 1,500 shares of common stock for cash at $.6667 per share to 1 purchaser; 3,000 shares of common stock for cash at $.65 per share to 1 purchaser; 4,500 shares of common stock for services at $.44 per share to 1 purchaser; 5,000 shares of common stock for services at $.32 per share to 1 purchaser.

         In December 1999, the Company issued 398,000 shares of common stock to seventeen (17) employees upon exercise of outstanding stock options.

         In connection with the shares issued in (b) above, the Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 in that the purchasers acquired the shares for investment and a restrictive legend was placed on the certificates issued.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company has authority under applicable provisions of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided under such Act. The Company's Bylaws provide indemnification provisions for the benefit of the Company's directors and officers as follows:

         "Each director and officer of the Corporation, whether or not then in office, shall be indemnified by the Corporation against all costs and expenses reasonably incurred or imposed upon him in connection with or arising out of any claim, demand, action, suit or proceeding in which he may be involved or to which he may be made a party by reason of his being or having been a director or officer of the Corporation (said expenses to include attorney's fees and the costs of reasonable settlements made with a view to curtailment of costs of litigations), except in relation to matters as to which he finally shall be adjudged in any such action, suit or proceeding to have been derelict in the performance of his duty as such director or officer. Such right of indemnification shall not be exclusive of any other rights to which he may be entitled as matter of law; and the foregoing rights of indemnification shall inure to the benefit of the heirs, executors and the administrators of any such director or officer."

                                     PART FS

                          Index to Financial Statements


     Independent Auditors' Report............................................................................   19

     Balance Sheet at December 31, 1999 and 1998.............................................................   20

     Statement of Operations For The Years Ended December 31, 1999 and 1998..................................   21

     Statement of Stockholders' Equity (A Deficit) For The Years Ended
       December 31, 1999 and 1998............................................................................   22

     Statement of Cash Flows For The Years Ended December 31, 1999 and 1998..................................   23

    Notes to the Financial Statements........................................................................   24


    All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
SpectraFAX Corp.
Naples, Florida 34104

We have audited the accompanying balance sheet of SpectraFAX Corp. (the Company), as of December 31, 1999 and 1998 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1999 and 1998 and the results of its operations and its cash flows for the periods then ended, in conformity with generally accepted accounting principles.




Clancy and Co., P.L.L.C.
Phoenix, Arizona
March 30, 2000

                                SPECTRAFAX CORP.
                                  BALANCE SHEET
                           DECEMBER 31, 1999 AND 1998

 ASSETS                                                                                     1999                    1998
                                                                                       ------------             ------------

Current Assets
   Cash                                                                                $          0             $     29,262
   Accounts Receivable                                                                      375,590                  321,612
   Inventory (Note 3)                                                                        25,360                   71,073
   Prepaid Expenses                                                                          11,950                    2,507
                                                                                       ------------             ------------
Total Current Assets                                                                        412,900                  424,454

Property and Equipment, Net  (Note 4)                                                       174,588                  218,045

Other Assets
   Deposits                                                                                  10,658                   10,658
                                                                                       ------------             ------------

Total  Assets                                                                          $    598,146             $    653,157
                                                                                       ============             ============

LIABILITIES AND STOCKHOLDERS'EQUITY

Current Liabilities
   Checks Issued in Excess of Cash                                                     $     14,031                        0
   Notes Payable (Note 5)                                                                   849,500                  830,500
   Accounts Payable                                                                         247,773                  312,401
   Notes Payable, Bank Current Portion (Note 6)                                              10,067                   22,398
   Due to Related Party (Note 7)                                                            144,478                  140,343
   Accrued Interest Payable (Note 5, 7)                                                     271,978                  250,211
   Accrued Liabilities                                                                      124,142                  188,872
                                                                                       ------------             ------------
Total Current Liabilities                                                                 1,661,969                1,744,725

Long-Term Liabilities
   Notes Payable, Bank Non-current Portion (Note 6)                                          12,726                   11,455
                                                                                       ------------             ------------

Total Liabilities                                                                         1,674,695                1,756,180

Commitments and Contingencies (Note 9, 10)

Stockholders' Equity
   Preferred Stock: $25.00 Par Value, 200,000 Shares
      Authorized Series A Cumulative, Non Participating
      12%; Issued and Outstanding, NONE                                                           0                        0
   Common Stock: $0.0001 Par Value, 20,000,000
Shares Authorized; Issued and Outstanding
18,598,322 and 17,324,300                                                                     1,859                    1,732
   Additional Paid in Capital                                                             8,581,578                8,024,953
   Less Treasury Stock, at Cost, 4,000 Shares Outstanding                                    (4,000)                  (4,000)
   Accumulated Deficit                                                                   (9,655,986)              (9,125,708)
                                                                                       ------------             ------------
Total Stockholders' Equity (A Deficit)                                                   (1,076,549)              (1,103,023)
                                                                                       ------------             ------------

Total Liabilities and Stockholders' Equity                                             $    598,146             $    653,157
                                                                                       ============             ============


         The accompanying notes are an integral part of these financial

                                SPECTRAFAX CORP.
                             STATEMENT OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                       Year Ended               Year Ended
                                                                                       December 31,             December 31,
                                                                                           1999                     1998
                                                                                           ----                     ----

Revenues                                                                               $  2,417,981             $  2,568,738

Cost of Sales                                                                               602,532                  731,573
                                                                                       ------------             ------------

Gross Profit                                                                              1,815,449                1,837,165

Selling, General and Administrative Expenses
   Marketing and Sales                                                                      727,322                  749,039
   Production and Manufacturing                                                              79,907                   81,682
   General and Administrative                                                               837,526                  746,842
   Research and Development Expenses                                                        579,265                  580,245
                                                                                       ------------             ------------
Total Selling, General and Administrative Expenses                                        2,224,020                2,157,808
                                                                                       ------------             ------------

Net  Operating Loss                                                                        (408,571)                (320,643)

Other Expense
   Interest Expense                                                                        (121,707)                (104,767)
                                                                                       ------------             ------------

Net Loss Available to Common Stockholders                                              $   (530,278)            $   (425,410)
                                                                                       ============             ============

Basic Loss Per Common Share                                                            $      (0.03)            $      (0.02)
                                                                                       ============             ============

Basis Weighted Average Number of
Common Shares Outstanding                                                                18,003,300               17,217,370
                                                                                       ============             ============

   The accompanying notes are an integral part of these financial statements.

                                SPECTRAFAX CORP.
                  STATEMENT OF STOCKHOLDERS' EQUITY (A Deficit)
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                               Additional
                                      Preferred  Stock    Common      Stock      Paid In    Treasury    Accumulated
                                        Shares   Amount   Shares      Amount     Capital      Stock       Deficit         Total
                                        ------   ------   ------      ------     -------      -----       -------         -----
Balance, December 31, 1997                 0       0    17,105,260    $1,710   $7,804,580  $ (4,000)  $ (8,700,298)   $ (898,008)
Correction of Prior Years Issuance                         (37,250)       (4)           4                                      0
Issuance of Stock For Cash at $0.75 Per
Share During 1998                                           72,000         7       53,993                                 54,000
Issuance of Stock For Cash at $1.00 Per
Share During 1998                                            5,000         1        4,999                                  5,000
Issuance of Stock For Cash at $0.37 Per
Share During 1998                                           27,000         3        9,997                                 10,000
Issuance of Stock For Cash at $0.43 Per
Share During 1998                                           30,000         3       12,997                                 13,000
Issuance of Stock For Services at $0.59
Per Share                                                   14,313         1        8,505                                  8,506
Conversion of Debt to Equity at $2.00
Per Share                                                   34,125         3       68,247                                 68,250
Conversion of Debt to Equity at $1.00
Per Share                                                   25,000         3       24,997                                 25,000
Issuance of Stock For Consulting
Services at $0.75 Per Share                                 48,852         5       36,634                                 36,639
Loss, Year Ended December 31, 1998                                                                       (425,410)      (425,410)
                                                                                                      -----------   ------------

Balance, December 31, 1998                 0       0    17,324,300              8,024,953    (4,000)   (9,125,708)   (1,103,023)
                                                                       1,732
Correction of Prior Years Issuance                          29,000         2           (2)                                    0
Issuance of Stock For Cash - 1999                          747,632        75      438,875                               438,950
Issuance of Stock For Services - 1999                      497,390        50      117,752                               117,802

Loss, Year Ended December 31, 1999                                                                       (530,278)     (530,278)
                                                                                                      -----------   -----------

Balance, December 31, 1999                 0    $  0    18,598,322    $1,859   $8,581,578  $ (4,000) $ (9,655,986)  $ 1,076,549
                                        =====   ====    ==========    ======   ==========  ========= ============   ===========



   The accompanying notes are an integral part of these financial statements.

                                SPECTRAFAX CORP.
                             STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                       Year Ended               Year Ended
                                                                                       December 31,             December 31,
                                                                                           1999                     1998
                                                                                           ----                     ----
Cash Flows From Operating Activities
   Net Loss                                                                            $   (530,278)            $   (425,410)
   Adjustments to Reconcile Net Loss to Net Cash Used
In Operating Activities
   Depreciation                                                                              91,256                   88,303
   Conversion of Notes Payable for Common Stock                                                   0                   93,250
   Issuance of Common Stock for Services                                                    117,802                   45,145
   Changes in Assets and Liabilities
     (Increase) Decrease in Accounts Receivable                                             (53,978)                (156,236)
     (Increase) Decrease in Inventory                                                        45,713                  110,073
     (Increase) Decrease in Prepaid Expenses                                                 (9,443)                  29,914
      Increase (Decrease) in Checks Issued in Excess of Cash                                 14,031                        0
      Increase (Decrease) in Accounts Payable                                               (64,628)                  (2,488)
      Increase (Decrease) in Accrued Interest Payable                                        21,767                   29,878
      Increase (Decrease) in Accrued Liabilities                                            (64,730)                 (29,371)
                                                                                       ------------             ------------
   Total Adjustments                                                                         97,790                  208,468
                                                                                       ------------             ------------
Net Cash Used In Operating Activities                                                      (432,488)                (216,942)

Cash Flows From Investing Activities
   Capital Expenditures                                                                     (47,799)                 (76,131)
                                                                                       ------------             ------------
Net Cash Flows Used In Investing Activities                                                 (47,799)                 (76,131)

Cash Flows From Financing Activities
   Net Proceeds (Repayments) Notes Payable                                                   19,000                  115,650
   Net Proceeds (Repayments) Notes Payable, Related Party                                     4,135                   12,000
   Net Proceeds (Repayments) Notes Payable, Bank                                            (11,060)                  33,853
   Net Proceeds From Sale of Common Stock                                                   438,950                   82,000
                                                                                       ------------             ------------
Net Cash Provided By Financing Activities                                                   451,025                  243,503
                                                                                       ------------             ------------
Decrease in Cash and Cash Equivalents                                                       (29,262)                 (49,570)
Cash and Cash Equivalents, Beginning of Year                                                 29,262                   78,832
                                                                                       ------------             ------------
Cash and Cash Equivalents, End of Year                                                 $          0             $     29,262
                                                                                       ------------             ------------
Supplemental Information
Cash paid for:
   Interest                                                                            $    143,474             $    132,079
                                                                                       ============             ============
   Income taxes                                                                        $          0             $          0
                                                                                       ============             ============
Non-cash Activities:
   Exchange of Note Payable for Common Stock                                           $          0             $     93,250
                                                                                       ============             ============
   Common Stock Issued for Services                                                    $    117,802             $     45,145
                                                                                       ============             ============
   The accompanying notes are an integral part of these financial statements.

                                SPECTRAFAX CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 1 - ORGANIZATION

         SpectraFAX Corp. (the Company) (formerly known as LaserFAX, Inc.) was incorporated under the laws of the State of Florida on September 20, 1983, and has an authorized capital of 20,000,000 shares of par value common stock at one/hundredth of a cent ($0.0001) per share and 200,000 shares of preferred series A cumulative, nonparticipating 12% par value preferred stock at $25.00 per share.

         The Company markets and distributes proprietary (patented) automated facsimile management systems.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         A. Accounting Method

         The Company's financial statements are prepared using the accrual method of accounting.

         B. Cash and Cash Equivalents

         The Company considers all highly liquid debt instruments with a maturity of three months or less when acquired to be cash and cash equivalents.

         C.  Accounts Receivable

         Accounts Receivable consist of sales to business customers on a contract basis, principally in the United States. The majority of the accounts are paid within a 60 day period. The Company considers all of its accounts to be collectible. The allowance for uncollectible accounts has a zero balance at this time as a result of the type of contracts with businesses, customers and the federal government. Accounts Receivable are stated net of the allowance for uncollectible accounts. Management reviews this process annually. No single customer provides 10% or more of the Company's revenues.

         D. Revenue Recognition

         Revenue from sales to distributors and resellers is recognized when related products are shipped.

         E.  Cost Recognition

         Cost of Sales includes all direct material and labor costs and those indirect costs of bringing raw materials to sale condition. Selling, general and administrative costs are charged to operating expenses as incurred. Research and Development costs are charged to operations as incurred, and are included in selling, general and administrative costs. The amounts charged during 1999 and 1998 were $579,265 and $580,245, respectively.

                                SPECTRAFAX CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         F.  Inventory

         The inventory is valued at the lower of cost or market, determined on a first-in first-out basis.

         G.  Property and Equipment

         Expenditures that increase asset lives are capitalized at cost. Normal maintenance and repairs are expensed as incurred. The cost and accumulated depreciation of assets retired or disposed of are removed from the accounts and any resulting gain or loss is included in the statement of operations. Depreciation is reported on a straight-line basis over the estimated useful lives of the assets ranging from three to ten years.

         H. Long-Lived Assets

         The Company's long-lived assets consists of patents, that are being amortized over the estimated useful lives of the patents, but not longer than 17 years. The current value of patents, net of amortization, is equal to its current book value.

         I. Income Taxes

         The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS 109, deferred tax liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. See Note 8.

         J. Per Share of Common Stock

         Basic earnings or loss per share has been computed based on the weighted average number of common shares outstanding. All earnings or loss per share amounts in the financial statements are basic earnings or loss per share, as defined by SFAS No. 128, "Earnings Per Share." Diluted earnings or loss per share does not differ materially from basic earnings or loss per share for all periods presented.

         K. Stock Issuance Costs

         Costs and fees incurred in the sale of the Company's common stock are recorded as a direct reduction of additional paid-in capital in the period incurred.

                                SPECTRAFAX CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         L. Capital Structure

         The Company has implemented SFAS No. 130, "Reporting Comprehensive Income," effective January 1, 1998, which requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. The implementation of SFAS No. 130 had no effect on the financial statements.

         M. Stock-Based Compensation

         The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

         SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to continue its current method of accounting as described above, and has adopted the disclosure-only requirements of SFAS No. 123, effective January 1997. The implementation of SFAS No. 128 had no effect on the Company's financial statements.

         N.  Business Segment Information

         The Company implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective January 1, 1998. The Company operates in one industry segment, that being the marketing and distribution of proprietary (patented) automated facsimile management systems. The implementation of SFAS No.
         131 had no effect on the Company's financial statements.

         O. Use of Estimates

         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                SPECTRAFAX CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         P. Pending Accounting Pronouncements

         It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.


         Q. Presentation

         Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 3 - INVENTORY

         Inventory at December 31, 1999 and 1998 of $25,360 and $71,073, respectively, consists of computer parts and accessories used in the assembly and further enhancement of computer applications and parts for repairs and replacement.

NOTE 4 - PROPERTY AND EQUIPMENT, NET

         Property and Equipment consists of the following at December 31:

                                                 1999                  1998
                                                 ----                  ----

     Machinery and Equipment                  $ 170,397             $ 157,424
     Computer Equipment                         473,050               438,224
     Furniture and Fixtures                      36,544                36,544
     Display Booth                                8,076                 8,076
     Software                                   121,539               121,539
                                              ---------             ---------
     Total                                      809,606               761,807
     Less Accumulated Depreciation             (635,018)             (543,762)
                                              ---------             ---------
     Net Book Value                           $ 174,588             $ 218,045
                                              =========             =========

         Depreciation expense charged to operations during 1999 and 1998 was $91,256 and $88,303, respectively.

                                SPECTRAFAX CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 5 - NOTES PAYABLE

         The following is a summary of Notes Payable at December 31:

                                                                     1999                  1998
                                                                     ----                  ----
         (1) 15% Demand Note                                      $  50,000             $  50,000
         (2) 12% Convertible Notes at $2.00 Per Share               225,500               261,500
         (3) 10% Convertible Notes at $2.00 Per Share                     0                 8,000
         (4) 12% Short Term Notes                                    24,000                24,000
         (5) 10% Convertible Subordinated Debentures
               Due October 31, 1990 - Scheduled Redemption
               Subordinated to Other Senior Obligations             108,000               125,000
         (6) 18% Secured Factoring Promissory Notes                 442,000               362,000
                                                                  ---------             ---------
         Total                                                    $ 849,500             $ 830,500
                                                                  =========             =========


         (1) A demand note in the amount of $50,000, dated April, 1995, with interest at 15 percent per annum. The note was renewed on May 3, 1996, and is currently in default. Accrued interest at December 31, 1999 and 1998 was $15,021 and $12,521, respectively.

         (2) The 12% convertible notes at $2.00 per share represent a series of notes from individuals dated from April 1990 through October 1993. The notes were for one year with interest payable annually. All of the notes are due in full. The notes carry a conversion, that on maturity, in lieu of receiving the stipulated principal and interest at maturity, the holder may elect to apply said principal and accrued interest as payment in full for the purchase of the Company's common stock at $2.00 per share. For the years ended December 31,1998, the 12% convertible notes were reduced by $62,500. Payments on 12% convertible notes were $36,000 and $3,000 during 1999 and 1998, respectively. Accrued interest at December 31, 1999 and 1998 was $170,980 and $150,920, respectively.

         (3) The 10% convertible notes represent a series of notes from individuals dated from March 1992 through November 1993. The notes were for one year with interest payable annually. All of the notes are due in full. The notes carry a conversion, that on maturity, in lieu of receiving the stipulated principal and interest at maturity, the holder may elect to apply said principal and accrued interest as payment in full for the purchase of the Company's common stock at $2.00 per share. For the year ended December 31, 1999, the 10% convertible notes were repaid in full.

         (4) The 12% short term notes represent a series of notes from individuals dated December 1990 through March 1991. The notes are one year notes that rollover automatically. The holder has the option after one year to demand payment in full. Accrued interest at December 31, 1999 and 1998 was $14,400 and $11,520, respectively.

         (5) The 10% convertible subordinated debentures are a series of notes from individuals dated October 31, 1985 and had a maturity date of October 31, 1990. The notes are con-

                                SPECTRAFAX CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


         vertible at the rate of $2.00 per share of the Company's common stock. For the year ended December 31, 1998, the notes were reduced by $12,000. Payments on the 10% convertible notes were $17,000 and $8,000 during 1999 and 1998, respectively. Accrued interest at December 31, 1999 and 1998 was $57,675 and $45,387, respectively.

         (6) The 18% secured factoring promissory notes are a series of notes from individuals at various dates during the last three years. These notes are secured by U.S. government receivables. Payment of principal and interest is due in full to each individual upon payment of invoices under contract. For the year ended December 31, 1998 and 1997, total payments were $144,617 and $225,000, and additional notes issued totaled $224,617 and $429,000, respectively. Accrued interest at December 31, 1999 and 1998 was $5,004 and $5,114, respectively.

NOTE 5 - NOTES PAYABLE (CONTINUED)

         All of the notes are due at December 31, 1999.

NOTE  6 - NOTES PAYABLE, BANK

         During 1998, the Company obtained financing from a local bank for $36,275, with interest at prime plus one percent (9.75% at December 31, 1999 and 1998) per annum, due September 01, 2001, and secured by all Company assets. Total principal payments during 1999 and 1998 were $11,060 and $2,422, respectively.

         Total                                        $  22,793
         Less Current Portion                            10,067
                                                      ---------
         Long-Term Debt                               $  12,726
                                                      =========

         Future minimum maturities of long-term debt are as follows at December 31:

         2000                                                          $   10,067
         2001                                                          $   12,726

NOTE  7 - RELATED PARTIES

         The President loans the Company funds whenever necessary and is paid with interest, due on demand. Total loans outstanding due the President is $91,010 at December 31, 1999. The loan activity is as follows through December 31, 1999:

         On April 17, 1995, the President loaned the Company $44,010 with interest payable at the rate of 14% per annum, due on demand. In 1995, $10,000 was paid on the note leaving a balance of $34,010. During 1996, the note was increased by $10,000, leaving a balance of $44,010 at December 31, 1996 and 1997. During 1998, the note was decreased by $15,000, leaving a balance due of $29,010 at December 31, 1999 and 1998.

                                SPECTRAFAX CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


         During 1996, the President loaned the Company an additional $98,000 at 10% per annum, due on demand. The note was reduced by $70,000 during 1997. The balance at December 31, 1998 and 1997 is $28,000 and $28,000,
         respectively.

         During 1998, the President loaned the Company an additional $27,000 at 18% per annum, due on demand. The balance at December 31, 1999 and 1998 is $27,000.

         During 1999, the President loaned the Company an additional $45,000 at 12% per annum, due on demand. The note was reduced by $38,000 during 1999. The balance at December 31, 1999, is $7,000.

         Accrued interest on all the related party loans at December 31, 1999 and 1998 was $7,434 and $8,948, respectively.

NOTE  7 - RELATED PARTIES (CONTINUED)

         LFX Associates, Ltd., a related Company, is due $53,468 and $56,333 at December 31, 1999 and 1998, respectively, in royalty payments under agreements that it has with the Company.

NOTE 8 -  INCOME TAXES

         There is no current or deferred tax expense for the years ended December 31, 1999 and 1998, due to the Company's loss position. The benefits of timing differences have not been previously recorded.

         The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying balance sheet is a result of the following:

     Deferred Taxes                              1999                  1998
     --------------                              ----                  ----
     NOL Carryforwards                        $3,377,054            $3,188,642
     Valuation Allowance                      (3,377,054)           (3,188,642)
                                              ---------             ---------
     Net Deferred Tax Assets                  $       0             $       0
                                              =========             =========

         A reconciliation between the statutory federal income tax rate (35%) and the effective rate of income tax expense for each of the years during the period ended December 31 follows:

                                SPECTRAFAX CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

                                                1999                  1998
                                                ----                  ----
     Statutory Federal Income Tax Rate            (35.0%)               (35.0%)
     Increase in Valuation Allowance               35.0%                 35.0%
                                              ---------             ---------
     Effective Income Tax Rate                      0.0%                  0.0%

         The Company has available net operating loss carry-forwards of approximately $9,600,000 for tax purposes to offset future taxable income, and expire principally in the year 2014.

NOTE 9 - OPERATING LEASES

         Property Lease - The Company leases 9,373 square feet of office space located at 3050 North Horseshoe Drive, Suite Number 100, Naples, Florida, 34104, for its executive offices. The lease is for a period of three years commencing June 1, 1997 and ending May 30, 2000. The Company has an option to renew for two additional thirty-six (36) month terms for an additional increase in the monthly base rent of 3% on each commencement date. The base rent is $8,386 per month plus additional rent equal to the pro rata monthly operating expenses of the property of approximately $3,616, or $12,002 at December 31, 1999.

         Lease expense for the years ended December 31, 1999 and 1998 was $131,860 and $138,925, respectively.

         Future minimum annual lease obligations at December 31 are as follows:

                           1999                               $  144,024
                           2000                               $   60,010

         Equipment Lease - The Company leases various equipment under noncancelable operating leases for five year terms. The lease expense for the year ended December 31, 1999 and 1998 was $7,702 and $6,808. Future minimum annual lease obligations are as follows:

                           2000                               $  11,328
                           2001                               $   8,416
                           2002                               $   6,960
                           2003                               $   3,480

NOTE 10 - CONTRACTS/BACKLOG

         Total backlog at December 31, 1999 and 1998 was approximately $55,000 and $265,000, respectively.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

2.1      Articles of Incorporation*
2.2      By-laws*
3.1 See Exhibits 2.1 and 2.2 for provisions of the Articles of Incorporation and Bylaws of the Company defining rights of holders of the Company's Common Stock*
3.2      Specimen Stock Certificate*
10       Consent of Independent Auditor
12 Cautionary Statements for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995*

-----------
* Previously Filed

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this to be signed on its behalf by the undersigned, thereunto duly authorized as of this 4th day of April, 2000.


                                          SpectraFAX Corp.


                                          By: /s/ Thomas Conwell
                                          ------------------------------
                                          Name:   Thomas Conwell
                                          Title:  Chief Executive Officer